Mail Stop 6010

April 4, 2008

<u>Via U.S. Mail and Facsimile</u>

Mr. Michael M. Halloran
Vice President and Chief Financial Officer
Sonic Innovations, Inc.
2795 East Cottonwood Parkway, Suite 660
Salt Lake City, UT 84121

> **Re: Sonic Innovations, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **File No. 000-30335**

Dear Mr. Halloran:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K as of December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Asset Impairments, page 27

1.   We note the disclosure on page 28 that you utilized a third-party valuation to firm to assist with your evaluation of the value of your reporting units. While in future filings management may elect to take full responsibility for valuing the reporting units, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

2.   We note your deferred revenues of $10.1 million and $8 million as of 12/31/07 and 12/31/06. Please revise future filings to clarify if these amounts only represent the deferred revenues relating to your extended service contracts. If not, discuss the other significant components of the deferred revenue, including a discussion of the reasons why you are deferring the revenue.

Note 2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-7

3.   We note from page 2 that in parts of the world where you do not have direct operations, you sell principally to distributors. In future filings, disclose the significant terms of your sales agreements with distributors, including a summary of any price protection or price concession rights you grant them. Also discuss any other incentives you offer your distributors. Refer to SAB 104 and FAS 48 as appropriate.

Note 6. Intangible Assets, page F-14

4.   We note that you have indefinite-lived intangible assets for an arrangement with the Australian government to supply hearing aids of $9,188,000 and $8,271,000 as of December 31, 2007 and 2006, respectively. Please tell us and revise future filings to describe in detail the nature and significant terms of this arrangement. Discuss how you evaluated the useful life of this asset under paragraph 11 of SFAS 142.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-6010. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lynn Dicker at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief